Exhibit 99.1

FOR IMMEDIATE RELEASE – CALGARY, ALBERTA – January 5, 2012

BAYTEX TO PRESENT AT THE BMO CAPITAL MARKETS UNCONVENTIONAL RESOURCE CONFERENCE

CALGARY, ALBERTA (January 5, 2012) – Baytex Energy Corp. (TSX, NYSE: BTE) is pleased to announce that Anthony Marino, President and Chief Executive Officer, will be presenting at the BMO Capital Markets Unconventional Resource Conference on Tuesday, January 10, 2012 at 2:15pm EST (12:15pm MST) in New York City, New York. Interested parties can listen to a live audiocast and view the presentation slides via the following URL:

https://www.bmocm.com/conferences/unconventionalresource2012/webcast/

A replay will be available on the Baytex website, www.baytex.ab.ca, for six months following the presentation.

The common shares of Baytex Energy Corp. are traded on the Toronto Stock Exchange and the New York Stock Exchange under the symbol BTE.
For further information, please contact:

Baytex Energy Corp.

Anthony Marino, President and Chief Executive Officer	Telephone: (587) 952-3100
Derek Aylesworth, Chief Financial Officer	Telephone: (587) 952-3120
Brian Ector, Vice President, Investor Relations	Telephone: (587) 952-3237

Toll Free Number: 1-800-524-5521
Website: www.baytex.ab.ca